05055467

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Nomura Asset Acceptance Corporation
Exact Name of Registrant as Specified in Charter

0000888874
Registrant CIK Number

Form 8-K, May 23, 2005, Series 2005-AR3
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-48481
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: MAY 26, 2005

NOMURA ASSET ACCEPTANCE CORPORATION

By:
Name: N. Dante LaRocca
Title: Authorized Agent

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*
99.2	Computational Materials	P*
99.3	Collateral Terms Sheets	P*
99.4	Collateral Terms Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Exhibit 99.1

Nomura Asset Acceptance Corporation, Alternative Loan Trust, Series 2005-AR3

Issuer

Nomura Asset Acceptance Corporation

Depositor

GMAC Mortgage Corporation

Servicer

The collateral information contained herein reflects the anticipated June 1, 2005 scheduled balances and is indicative only.
It is anticipated that the aggregate mortgage loan principal balance as of the closing date will be different than shown below.

GROUP IV

Cut-off Date Principal Balances of the Mortgage Loans	Number of Mortgage Loans	Scheduled Balance	Percent of Mortgage Pool	FICO	LTV
25,000.01 - 50,000.00	10	432,465.09	0.16	733	80.86
50,000.01 - 75,000.00	46	2,893,885.25	1.09	706	81.00
75,000.01 - 100,000.00	66	5,913,038.03	2.22	699	80.07
100,000.01 - 125,000.00	67	7,567,547.71	2.84	708	81.17
125,000.01 - 150,000.00	83	11,356,802.26	4.27	704	83.23
150,000.01 - 175,000.00	86	14,041,797.58	5.28	705	83.41
175,000.01 - 200,000.00	88	16,567,890.41	6.23	712	81.07
200,000.01 - 225,000.00	85	18,047,622.69	6.78	698	82.42
225,000.01 - 250,000.00	76	18,074,878.92	6.79	696	81.54
250,000.01 - 275,000.00	66	17,306,710.13	6.50	701	81.75
275,000.01 - 350,000.00	118	36,421,152.96	13.69	692	82.08
350,000.01 - 450,000.00	89	34,964,852.44	13.14	701	81.29
450,000.01 - 550,000.00	55	26,949,287.93	10.13	704	79.65
550,000.01 - 650,000.00	28	16,690,129.94	6.27	707	73.89
650,000.01 - 750,000.00	11	7,674,090.99	2.88	711	74.59
750,000.01 - 850,000.00	13	10,449,029.14	3.93	684	77.99
850,000.01 - 950,000.00	7	6,318,096.78	2.37	667	71.77
Greater than or equal to 950000.01	11	14,464,534.72	5.44	718	70.76
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Original Loan-to-Value Ratios of the Mortgage Loans	Number of Mortgage Loans	Scheduled Balance	Percent of Mortgage Pool	FICO	LTV
Less than or equal to 50.00	5	1,231,000.00	0.46	730	37.48
50.01 - 55.00	1	138,000.00	0.05	655	50.18
55.01 - 60.00	7	4,021,068.25	1.51	714	58.91
60.01 - 65.00	10	5,287,438.84	1.99	690	64.49
65.01 - 70.00	69	29,627,969.75	11.13	698	69.63
70.01 - 75.00	48	17,728,189.08	6.66	692	74.41
75.01 - 80.00	653	162,027,986.09	60.88	701	79.86
80.01 - 85.00	18	2,872,425.68	1.08	714	84.92
85.01 - 90.00	70	15,112,879.73	5.68	707	89.88
90.01 - 95.00	82	18,171,703.92	6.83	698	94.74
95.01 - 100.00	42	9,915,151.63	3.73	708	99.99
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Series 8 [illegible]

Series 24 Arthur Q. Frank

Exhibit 99.2

naa05ar3_5YTSUPSNR_pricing - Price/Yield - IIIA1

Balance	Contact Desk	Delay	24
Coupon*	5.686	Dated	6/1/2005
Settle	6/30/2005	First Payment	7/25/2005

***Coupon: equals group III net wac**

RUN to earlier of balloon at the weighted average reset (month 57) / 10% call

Price	15 CPR	18 CPR	20 CPR	22 CPR	**25 CPR**	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
101-16+	5.075	5.023	4.986	4.948	4.886	4.842	4.770	4.634	4.457	3.961
101-17+	5.064	5.011	4.974	4.935	4.872	4.827	4.754	4.616	4.436	3.932
101-18+	5.053	4.999	4.961	4.922	4.858	4.813	4.739	4.598	4.415	3.903
101-19+	5.042	4.987	4.949	4.909	4.844	4.798	4.723	4.580	4.394	3.874
101-20+	5.031	4.975	4.936	4.896	4.830	4.783	4.707	4.562	4.374	3.845
101-21+	5.020	4.963	4.924	4.883	4.816	4.768	4.691	4.544	4.353	3.816
101.71033	5.007	4.949	4.909	4.867	**4.799**	4.750	4.671	4.521	4.327	3.780
101-23+	4.998	4.940	4.899	4.857	4.788	4.739	4.659	4.508	4.311	3.758
101-24+	4.987	4.928	4.887	4.844	4.774	4.724	4.643	4.490	4.290	3.729
101-25+	4.976	4.916	4.874	4.831	4.760	4.709	4.627	4.472	4.269	3.700
101-26+	4.965	4.904	4.862	4.818	4.746	4.695	4.611	4.454	4.248	3.672
101-27+	4.954	4.892	4.850	4.805	4.732	4.680	4.596	4.435	4.228	3.643
101-28+	4.943	4.881	4.837	4.792	4.718	4.665	4.580	4.418	4.207	3.614
WAL	3.16	2.92	2.77	2.63	**2.44**	2.31	2.13	1.86	1.59	1.12
Principal Window	Jul05 - Mar10	Jul05 - Mar10	Jul05 - Mar10	Jul05 - Mar10	Jul05 - Mar10	Jul05 - Mar10	Jul05 - Mar10	Jul05 - Mar10	Jul05 - Dec09	Jul05 - Oct08

LIBOR_1MO	3.090
LIBOR_6MO	3.490
LIBOR_1YR	3.781

SWAP Mat	3MO	6mo	1yr	1.5yr	2YR	3YR	4YR	5yr
Yld	3.290	3.510	3.772	4.032	4.044	4.169	4.269	4.338

PRELIMINARY

Series 8 [signature]

Series 24 [signature]

Exhibit 99.3

Nomura Asset Acceptance Corporation,
Alternative Loan Trust, Series 2005-AR3

Issuer

Nomura Asset Acceptance Corporation

Depositor

GMAC Mortgage Corporation

Servicer

The collateral information contained herein reflects the anticipated June 1, 2005 scheduled balances and is indicative only.
It is anticipated that the aggregate mortgage loan principal balance as of the closing date will be different than shown below.

GROUP IV

	Total	5 YR IO	10 YR IO	No Ratio Doc	Stated Doc	NINA Doc	Investor	Second Home
LOAN COUNT	1,005.00	222	325	301	51	176	397	48
BALANCE	266,133,812.97	51,644,958.15	99,913,027.95	83,144,259.40	12,428,493.82	42,551,522.06	77,315,508.53	11,444,912.51
% of Group IV	100%	19.41%	37.54%	31.24%	4.67%	15.99%	29.05%	4.30%
AVG. BALANCE	264,809.76	232,634.95	307,424.70	276,226.78	243,695.96	241,770.01	194,749.39	238,435.68
WAC	6.718	6.489	6.586	6.863	6.945	7.061	7.11	7.04
G.MRGN	3.481	3.321	3.349	3.442	3.740	3.499	3.592	3.477
FICO	701.00	704.00	705.00	700.00	685.00	709.00	713.00	704.00
LTV	79.92	84.18	77.86	81.75	78.31	81.68	78.31	81.78
CALI	21.58	19.86	27.31	24.94	11.84	10.97	11.74	6.35
INTEREST ONLY TERMS								
IO SHARE (%)	73.64	100.00	100.00	76.17	54.98	60.87	62.56	75.57
IO - 0	26.36	0.00	0.00	23.83	45.02	39.13	37.44	24.43
IO - 24	11.87	0.00	0.00	7.42	18.45	0.00	10.19	9.30
IO - 36	4.80	0.00	0.00	8.73	2.94	3.58	5.56	5.31
IO - 60	19.41	100.00	0.00	27.63	6.90	28.39	12.39	26.83
IO - 84	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
IO - 120	37.54	0.00	100.00	32.38	26.69	28.90	34.41	34.13
IO - 240	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
PREPAY PENALTY TERMS								
PREPAY SHARE (%)	55.61	71.96	50.55	67.15	33.74	49.17	46.40	45.16
PP - 0	55.87	49.29	58.15	38.43	78.72	56.76	59.00	55.57
PP - 6	2.75	0.00	5.42	2.41	0.00	2.10	3.39	0.00
PP - 12	8.88	5.28	8.69	18.68	4.77	5.92	6.07	17.46
PP - 24	15.94	12.43	14.25	15.71	15.32	6.00	15.15	6.74
PP - 36	15.56	32.99	12.59	24.19	0.00	26.29	15.50	18.27
PP - 60	1.00	0.00	0.91	0.57	1.19	2.93	0.90	1.96
DOCUMENTATION								
DOC - FULL	12.22	10.91	13.14	0.00	0.00	0.00	18.07	9.67
DOC - RED	35.88	19.55	44.28	0.00	0.00	0.00	35.43	18.05
DOC - NR	31.24	44.49	26.95	100.00	0.00	0.00	30.57	50.10
DOC - STATED	4.67	1.66	3.32	0.00	100.00	0.00	2.86	1.68
DOC - NINA	15.99	23.39	12.31	0.00	0.00	100.00	13.06	20.50
LOAN PURPOSE								
PURP - PUR	77.08	81.01	71.36	81.12	69.78	80.23	81.46	81.05
PURP - RT	3.89	3.68	4.83	2.43	4.37	3.04	2.47	4.07
PURP - CO	19.03	15.31	23.81	16.45	25.85	16.73	16.07	14.88
PROPERTY								
PROP - SFR	50.55	56.00	57.56	51.23	44.61	52.21	43.40	33.00
PROP - 2-4F	21.54	5.50	18.64	17.12	36.19	15.80	39.27	0.00
PROP - CONDO COOP	10.60	15.13	8.28	13.62	11.29	8.51	7.18	42.06
PROP - PUD	15.76	17.03	15.37	16.07	7.92	19.84	9.42	23.33
OCCUPANCY								
OCC - PRI	66.65	75.51	69.46	64.67	80.63	70.76	0.00	0.00
OCC - INV	29.05	18.54	26.63	28.43	17.82	23.73	100.00	0.00
OCC - SEC	4.30	5.95	3.91	6.90	1.55	5.51	0.00	100.00

Series 8 ______

Series 24 Arthur Q. Frank

Nomura Asset Acceptance Corporation, Alternative Loan Trust, Series 2005-AR3

Issuer

Nomura Asset Acceptance Corporation

Depositor

GMAC Mortgage Corporation

Servicer

The collateral information contained herein reflects the anticipated June 1, 2005 scheduled balances and is indicative only. It is anticipated that the aggregate mortgage loan principal balance as of the closing date will be different than shown below.

GROUP IV			
Occupancy Status	Percent of Total	Weighted Avg. LTV	Non-zero Weighted Avg. Credit Score
Owner-Occupied	66.65	80.50	696
Investor	29.05	78.31	713
Second Home	4.30	81.78	704
[illegible]	[illegible]	[illegible]	[illegible]

GROUP IV			
Property Type	Percent of Total	Weighted Avg. LTV	Non-zero Weighted Avg. Credit Score
Single Family Residence	50.55	79.56	700
2-Family	9.15	78.62	701
3-Family	7.15	78.06	708
4-Family	5.24	76.73	712
Townhouse	1.55	80.99	719
PUD	15.76	82.09	699
Condo	10.58	82.17	697
Co-op	0.02	80.00	673
[illegible]	[illegible]	[illegible]	[illegible]

GROUP IV			
Documentation Type	Percent of Total	Weighted Avg. LTV	Non-zero Weighted Avg. Credit Score
Full (I-A)	12.22	81.12	693
Reduced with VOA (A-SI)	35.88	77.33	703
No Ratio (A-NI)	31.24	81.75	700
Stated/Stated with Vvoe (S-S)	4.67	78.31	685
None (NI-NA)	15.99	81.68	709
[illegible]	[illegible]	[illegible]	[illegible]

Series 8 ____

Series 24 Arthur Q. Frank

GROUP IV IO			
Occupancy Status	Percent of Total	Weighted Avg. LTV	Non-zero Weighted Avg. Credit Score
Owner-Occupied	70.91	80.58	698
Investor	24.68	78.30	717
Second Home	4.41	81.71	703
[illegible]	[illegible]	[illegible]	[illegible]

GROUP IV IO			
Property Type	Percent of Total	Weighted Avg. LTV	Non-zero Weighted Avg. Credit Score
Single Family Residence	52.25	79.60	702
2-Family	7.76	78.95	710
3-Family	4.87	76.51	712
4-Family	3.54	75.98	725
Townhouse	1.79	79.98	711
PUD	18.91	82.05	699
Condo	10.87	82.55	697
[illegible]	[illegible]	[illegible]	[illegible]

GROUP IV IO			
Documentation Type	Percent of Total	Weighted Avg. LTV	Non-zero Weighted Avg. Credit Score
Full (I-A)	13.04	81.55	693
Reduced with VOA (A-SI)	37.94	76.75	706
No Ratio (A-NI)	32.31	82.57	703
Stated/Stated with Vvoe (S-S)	3.49	77.80	695
None (NI-NA)	13.22	82.59	707
[illegible]	[illegible]	[illegible]	[illegible]

GROUP IV NON FULL DOCUMENTATION			
Occupancy Status	Percent of Total	Weighted Avg. LTV	Non-zero Weighted Avg. Credit Score
Owner-Occupied	68.46	80.42	698
Investor	27.12	77.68	712
Second Home	4.43	82.13	705
[illegible]			

GROUP IV NON FULL DOCUMENTATION			
Property Type	Percent of Total	Weighted Avg. LTV	Non-zero Weighted Avg. Credit Score
Single Family Residence	51.78	79.27	701
2-Family	9.32	78.41	702
3-Family	6.63	77.66	707
4-Family	4.38	76.46	713
Townhouse	1.36	81.29	723
PUD	15.82	82.49	701
Condo	10.69	81.61	700
Co-op	0.02	80.00	673
[illegible]			

GROUP IV NON FULL DOCUMENTATION			
Documentation Type	Percent of Total	Weighted Avg. LTV	Non-zero Weighted Avg. Credit Score
Reduced with VOA (A-SI)	40.87	77.33	703
No Ratio (A-NI)	35.59	81.75	700
Stated/Stated with Vvoe (S-S)	5.32	78.31	685
None (NI-NA)	18.22	81.68	709
[illegible]			